

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

DeWitt Drew
President and Chief Executive Officer
Southwest Georgia Financial Corporation
201 First Street, S. E.
Moultrie, Georgia 31768

Re: Southwest Georgia Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 1-12053

Dear Mr. Drew:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief